

'SECURI ON

10030817

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crucible Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Whitehall Street, 5th Floor

(No. and Street)

New York, New York 10004

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Moore, Designated Principal (212) 785-2815

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yin Shen Co., CPA

(Name – *if individual, state last, first, middle name*)

31 - 50 140th Street, Suite 6C, Flushing, New York 11354

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section MAR 30 2010

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/2/10

OATH OR AFFIRMATION

I, Charles J. Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crucible Capital Group, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Charles J. Moore, Designated Principal

Title

Notary Public

ROBERT S. ALTMAN
Notary Public, State of New York
No. 02AL4908186
Qualified in Westchester County
Commission Expires September 21, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crucible Capital Group, Inc.

CONTENTS

CRUCIBLE CAPITAL GROUP, INC.

Member FINRA and SIPC

March 22, 2010

Via Priority US Mail

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Crucible Capital Group, Inc.
(SEC # 8-66739) (FINRA #133542)
2009 Audited Financial Statements

Dear Sir or Madam:

On behalf of Crucible Capital Group, enclosed please find two (2) original Audited Financial Statements, with attached SEC form X-17A-5, Part III, Oath or Affirmation, for Crucible Capital Group for the year ending 2009. These statements are provided in accordance with Rule 17a-5(d)(1)(i) pursuant to Section 15 of the Securities and Exchange Act of 1934.

Should you have any questions, please contact me directly at (212) 785-2815.

Sincerely,



Charles J. Moore
Designated Principal

27 Whitehall Street, 5th Floor, New York, New York 10004
Phone (212) 785-2815 Fax (212) 785-3175

Yin Shen Co. CPA
3150 140th Street, Room 6c
New York, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To Board of Directors
Crucible Capital Group, Inc.

We have audited the accompanying statement of financial condition of Crucible Capital Group, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crucible Capital Group, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen Co. CPA
New York, New York
February 22, 2010



Crucible Capital Group, Inc.

Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalent	$ 20,086
Prepaid expenses	837
Other receivable	56,368
Securities owned, at fair value	66,000
Furniture, equipment at cost,	14,600
Less accumulated depreciation	(14,190)
Total assets	$ 143,701

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	164
Accrued corporate tax liabilities	12,036
Total liabilities	12,200
Stockholders' Equity	
Common stock (non par)	2,500
Additional paid-in capital	100,875
Retained earnings	28,126
Total stockholders' equity	$ 131,501
Total liabilities and stockholders' equity	$ 143,701

The accompanying notes are an integral part of these financial statements

Crucible Capital Group, Inc.

Statement of Income
for the Year Ended December 31, 2009

REVENUES:	
Fee and commissions income	$ 211,061
Principal transactions	(59,350)
Interest and dividends	413
	152,124
EXPENSES:	
Compensation and employee benefits	29,493
Fees to Brokers	69,263
Communications	1,686
Occupancy	28,800
Compliance and License	14,221
Professional fees	10,045
Other expenses	5,342
	158,850
INCOME BEFORE INCOME TAXES	(6,726)
PROVISION FOR INCOME TAXES	1,239
NET INCOME	$ (7,965)

The accompanying notes are an integral part of these financial statements

Crucible Capital Group, Inc.

Statement of Cash Flows
for the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (7,965)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	2,586	
Due from shareholders	4,637	
(Increase) decrease in operating assets:		
Prepaid expenses	12,759	
Other receivable	(56,368)	
Securities owned	44,550	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(5,836)	
Accrued corporate tax liabilities	(4,611)	
Total adjustments		(2,283)
Net cash used in operating activities		(10,248)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		0
Net cash used in investing activities		0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid in		0
Net cash provided by financing activities		0
INCREASE IN CASH		(10,248)
CASH AT BEGINNING OF THE YEAR		30,334
CASH AT END OF THE YEAR		$ 20,086

The accompanying notes are an integral part of these financial statements

Crucible Capital Group, Inc.

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2008

	Capital Stock Common (non par)		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2008	2,500	$ 2,500	100,875	36,091	139,466
					-
Net income(loss)				(7,965)	(7,965)
Balance at December 31, 2009	2,500	2,500.00	100,875	28,126	$ 131,501

The accompanying notes are an integral part of these financial statements

Crucible Capital Group, Inc.
Notes to Financial Statements

For the Year Ended December 31, 2009

1. Organization and nature of business

Crucible Capital Group, Inc. (the Company) is a broker dealer, acts as a consultant, financial advisor and agent, is registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. (FINRA) The Company is exempt from SEC customer protection under Paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. Significant Accounting Policies

The Company is engaged in the business of arranging private equity financing and debt facilities, arranging private and/or bank debt via unsecured loans, and/or credit facilities, arranging bank debt including but not limited to revolving lines of credit, asset based loans and other types of credit facilities for the clients. The Company is also providing services to assist its clients with their long term capital structure plans and capital raising activities. The financial statements reflect its services and activities.

At present, the Company does not maintain any customers' accounts.

The Company prepares its financial statements on the accrual basis of accounting.

The Company employs straight line method to depreciate its office equipment and furniture using estimated lives of 5 years and 7 years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

3. Securities Owned:

As at December 31, 2009 the Company owned a marketable stock at the fair market value of $66,000.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and its minimum dollar amount of net capital requirement is $5,000. At December 31, 2009, the Company was in compliance with these regulations. The company's aggregate indebtedness to net capital ratio was 0.22 to 1 and its excess net capital is $50,194.

5. Income tax

For the tax purposes, the Company pays and accrues federal, state and local corporation taxes. Due to the operating loss in current fiscal year the Company is liable only for minimum state taxes. An estimated state franchise tax liabilities are $1,239 as at December 31, 2009.

6. Related parties transactions

Other receivables for $56,386 was from an affiliate, an entity wholly owned by the Company's shareholder. In April 2009, the Company transferred a non-marketable restricted stock for the value of $50,000 to the affiliate resulted in a book value written down by $60,550.

7. Commitment and Contingencies

The Company entered into a new expense sharing agreement with an affiliate in May 2009. Both companies agree, for mutual benefits, to share certain operating expenses including office and administrative services and tax payment, and related rent expense at a flat rate of $2,400 per month. The agreement is for a term of one year and is thereafter automatically renewed on a year-to-year basis.

8. Subsequent events

In preparing these financial statements, management has considered subsequent events through February 22, 2010.

Crucible Capital Group, Inc.

Supplementary Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

Crucible Capital Group, Inc.

SCHEDULE I

Computation of Net capital Under rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2009

NET CAPITAL		
Total stockholders' equity		$ 131,501
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		131,501
Deductions:		
Non-allowable assets		
Furniture, and equipment, net	(410)	
Other assets	(57,205)	
		(57,615)
Net capital before haircuts on securities positions		73,886
Haircuts on securities		
Regular haircuts	(9,900)	
Undue concentration charges	(8,792)	(18,692)
NET CAPITAL		$ 55,194
AGGREGATE INDEBTEDNESS		
Accounts and accrued expense payable	164	
Corporation tax payable	12,036	12,200
Total aggregate indebtedness		$ 12,200
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		$ 813
Minimum dollar required:		$ 5,000
Excess net capital		$ 50,194
Excess net capital at 1,000 percent		$ 53,974
Ratio: Aggregate indebtedness to net capital		0.22

Crucible Capital Group, Inc.

SCHEDULE I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 63,986
Adjustments:		
Haircuts	(8,792)	(8,792)
Net capital per above		$ 55,194

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To Board of Directors
Crucible Capital Group, Inc.

In planning and performing our audit of the financial statements of Crucible Capital Group, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
New York, New York
February 22, 2010

